March 31, 2006
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Attention:	Mr. Brad Skinner Accounting Branch Chief

Re:	Stellent, Inc. Form 10-K for Fiscal Year Ended March 31, 2005 Filed June 14, 2005 Form 8-K Furnished February 7, 2006 File No. 000-19817 _____________________________________________________
Ladies and Gentlemen:
     On behalf of Stellent, Inc. (the “Company”), for which we are acting as counsel, we are pleased to submit this response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) as set forth in the letter dated March 20, 2006 from Mr. Skinner to Robert F. Olson, Chairman of the Board, President and Chief Executive Officer of the Company, on the above-referenced matters. For convenience, each of the staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.
Form 8-K filed February 7, 2006
Exhibit 99
1.	We note that the sub-title of your press release includes discussion of non-GAAP operating margin, without a discussion of the corresponding GAAP amount. Explain to us why you believe this presentation compiles with Item 10(e)(1)(i)(A) of Regulation S-K.

Response: Instruction 2 to Item 2.02 of Form 8-K provides, “The requirements of paragraph (e)(1)(i)(A) of Item 10 of Regulation S-K . . . shall apply to disclosures under this Item 2.02.” (Emphasis added.) In the view of the Company, the press release attached as an exhibit to the Company’s February 7, 2006 Form 8-K (the “Form 8-K”) is not disclosure under Item 2.02 of Form 8-K. Rather, it is an independent communication that triggers a reporting obligation under Form 8-K. The disclosure that the Company made in the body of the Form 8-K

U.S. Securities and Exchange Commission
March 31, 2006

clearly is made under Item 2.02 (i.e. it is drafted with the intent to comply with the requirements of Item 2.02). However, it is not clear to the Company that the press release attached as an exhibit to the Form 8-K is disclosure under Item 2.02. The exhibit is not drafted to comply with a preexisting disclosure requirements under Item 2.02. Instead, the press release gives rise to the obligation to make disclosure under Item 2.02. By analogy, it would seem odd to say that a material definitive agreement that triggers a filing requirement under Item 1.01 of Form 8-K is an agreement made under Item 1.01. Nevertheless, in future earning releases, the Company will adhere to the requirement of Item 10(e)(1)(i)(A) of Regulation S-K that when non-GAAP financial measures are presented, the most directly comparably financial measure presented in accordance with GAAP will be presented with equal or greater prominence.

2.	We note your presentation of non-GAAP information. In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note the following:
•	You indicate that non-GAAP results better reflect your operating performance because they exclude certain costs;

•	Presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles; and,

•	The presentation includes the revenue stream from an acquired entity (Optika) but excludes material costs of acquiring that revenue stream.
Response: The Company believes that the inclusion of the non-GAAP financial information in the earnings release in combination with GAAP financial measures provides investors with better information about the Company’s operating results than if only the GAAP financial measures were presented. In future releases, rather than saying non-GAAP measures better reflect its results, the Company will indicate that it is including non-GAAP financial measures in the earnings release because such measures may be helpful to investors in evaluating the Company’s operating performance.

The Company presents the non-GAAP adjustments to its Statement of Operations in a columnar and line-by-line format because it believes such a format enhances investors’ ability to evaluate the transactions giving rise to the non-GAAP adjustments and how those transactions impact the Company. Based on requests it has received from investors and financial analysts, the Company believes investors want to know which line items of the Company’s Statement of Operation were affected by the transaction underlying the non-GAAP adjustments. The Company selected the columnar and line-by-line format to make it clear that non-GAAP financial measures are simply the mathematical result of the GAAP financial measure increased or decreased by the non-GAAP adjustments. While the presentation of a stand alone non-GAAP Statement of Operations may create the unwarranted impression that it is based on a comprehensive set of accounting rules or principles, the Company believes that the columnar and line-by-line presentation it has selected makes it clear that the non-GAAP information is merely the product of the GAAP measures adjusted by such non-GAAP amounts.

U.S. Securities and Exchange Commission
March 31, 2006

The non-GAAP measures include all of the revenue from Optika earned in the period covered by the report and all of the on-going operating expenses incurred in such period related to earning those revenues. What is excluded are those expenses related solely to the acquisition of Optika. One of the purposes of the non-GAAP disclosure is to present the Company’s operating results, including the operation of Optika, on a uniform basis without regard to whether revenues were generated organically or the result of an acquisition. Eliminating historical acquisition costs of Optika required to be recognized as current period expenses allows investors to track on-going expenditure trends absent the effects of accounting requirements that apply only to revenues generated through acquisitions. Another purpose of the non-GAAP disclosure is to provide an operating result that more closely approximates the results of cash flows. Based on discussions with financial analysts and investors, the Company believes the ability to generate cash is an important consideration in the financial evaluation of software companies. The elimination of non-cash acquisition expenses helps investors and analysts understand the Company’s cash generating potential.

In summary, the Company believes that the presentation of the non-GAAP financial information in the context of the earnings release, with the full GAAP financial information, with clear explanations of the adjustments, and in a readily understandable columnar and line-by-line format does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the presentation, in light of the circumstances under which it was presented, not misleading.

3.	We note your presentation of non-GAAP measures which exclude certain items. Explain to us where you have provided substantive disclosure that addresses the requirements of Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

Response: As noted in response to Comment 1, it is not clear to the Company that the press release is disclosed under Item 2.02 of Form 8-K. Nevertheless, the Company intended to comply with the disclosure requirement of Item 10(e)(1)(i)(C) of Regulation S-K in the fifth paragraph in the body of the earnings release. The Company supplementally advises you that the Company also believes the non-GAAP financial information provides useful information to investors because the Company has received requests from investors and financial analysts for such information.

With regard to Item 10(e)(1)(i)(D) of Regulation S-K, the Company supplementally advises you that the Company uses the Non-GAAP financial measures to evaluate its performance against the performance of other software companies that present similar non-GAAP financial measures and for purposes of determining incentive compensation.

4.	Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail:

U.S. Securities and Exchange Commission
March 31, 2006

•	Disclosure accompanying the presentation currently indicates that there is one non-GAAP measure — non-GAAP net income. However, the accompanying presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenue, non-GAAP gross profit, various non-GAAP operating expense items and non-GAAP income (loss) before income taxes. Note that each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

•	We note no substantive disclosure that addresses the disclosures in Questions 8 of the FAQ. For example, the disclosure does not address:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response: As noted in the response to Comment 2, the Company provides non-GAAP financial information in a columnar format because the Company believes the format enhances investors’ ability to analyze the transactions subject to the non-GAAP adjustments and understand the operating results of the Company. In future earnings releases, the Company will expand the accompanying disclosure to address the requirements of Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K with respect to each non-GAAP financial measure.

With regard to Question 8 of the Commission’s Frequently Asked Question Regarding the Use of Non-GAAP Financial Measures, as a preliminary matter, the Company notes that it does not use any of the non-GAAP financial measures to “smooth earnings.” As noted in response to Comment 3 above, the Company supplementally advises you that the Company uses the Non-GAAP financial measures to evaluate its performance against the performance of other software companies that present similar non-GAAP financial measures and for purposes of determining incentive compensation. The Company supplementally advises you that the economic substance behind management’s decision to use such financial measures is that such financial measures generally approximate the Company’s cash flow generation more closely than the most directly comparable GAAP financial measures. In addition, by factoring out the effects of strategic

U.S. Securities and Exchange Commission
March 31, 2006

transactions, such as acquisitions, or unusual events, the non-GAAP financial measures provide a framework for measuring the Company’s on-going operating performance against other similarly situated software companies’ on-going operating performance.

The Company supplementally advises you that the most material limitation associated with use of the non-GAAP financial measures is that the non-GAAP financial measure may not reflect the full economic impact of the Company’s activities and reliance on the non-GAAP measures may lead management to make business decisions with unintended economic results or unanticipated consequences for the Company’s GAAP financial results. The Company supplementally advises you that management compensates for these limitations by not relying exclusively on the non-GAAP financial measures, continuously reevaluating what non-GAAP adjustments are appropriate and regularly considering how to balance GAAP and non-GAAP financial measure in evaluating the performance of the Company and paying incentive compensation.

The Company supplementally advises you that management believes the non-GAAP financial measures provide useful information to investors because such measures generally approximate the Company’s cash flow generation more closely than the most directly comparable GAAP financial measures. Based on discussions with financial analysts and investors, the Company believes the ability to generate cash is an important aspect in the financial evaluation of software companies. The non-GAAP financial measures also provide a framework for measuring the Company’s on-going operating performance against other similarly situated software companies’ on-going operating performance by factoring out the effects of strategic transactions, such as acquisitions, or unusual event, such as the settlement of lawsuits. The Company supplementally advises you that in future earnings releases, it will expand the disclosure related to non-GAAP financial measures to be consistent with the requirements of Answer 8 to the Commission’s Frequently Asked Question Regarding the Use of Non-GAAP Financial Measures.
Form 10-K for the Year Ended March 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Results of Operations, page 14
5.	In your discussion of the results of operations throughout your MD&A section, you sometimes refer to two or more sources as factors that contributed to a material change. For example, your revenue discussion refers to the acquisition of Optika, two Content Component Software license transactions and an overall increase in your Universal Content Management license revenue as factors causing the $31 million increase in revenue, however, the factors are not quantified. Describe how you considered Section to

U.S. Securities and Exchange Commission
March 31, 2006

III.D of SEC Release 33-6835 in identifying and quantifying the extent of contribution of each of two or more factors underlying material increases or decreases.

Response: When the Company refers in the MD&A section to two or more sources as factors that contributed to a material change in results of operations, it discloses the sources in the order of their perceived magnitude on the change being explained. However, often a precise measurement of the effect of a given factor is not possible, or could be misleading.

For example, in the second sentence of the paragraph following the Revenues table on page 14 of the Company’s Annual Report on Form 10-K for the year ended March 31, 2005 (the “10-K”), the Company stated, “The increase in revenues was due to our acquisition of Optika on May 28, 2004, two seven-figure Content Component Software license transaction and an overall increase in our Universal Content Management license revenue.” The Company believes that increased revenues due to the Optika acquisition was the largest cause of the overall increase in revenues, but due to the integrations of the companies’ sales and marketing employees and products and also the cross-selling of products into the installed customer bases, the Company cannot measure with precision the amount of revenue increase attributable to the acquisition. The Company can measure the amount attributable to the two seven-figure Content Component Software license transaction. However, to imply that those new revenues all contributed to the overall increase in revenues would be misleading because those revenues in part replaced revenues that may have been received from other customers.

The second sentence in the second paragraph after the Revenues table on page 14 of the 10-K provides another good example of the limitations on quantifying the effect of multiple changes on the results of operations. That sentence states, “The increase in revenues was due to an increase in revenue for services due to a larger base of installed products and an increased reliance by our customers to use our Consulting services personnel to implement our software.” Once again, the Company has listed the causes in the order of perceived magnitude, however, it cannot measure with precision either contributing factor.

In future filings, when identifying two or more sources as factors that contributed to a material change in results of operations, the Company will continue to list the sources in the perceived order of magnitude and will look for opportunities to quantify individual effect of multiple factors to the extent possible and meaningful.
Cost of Revenues and Gross Profit
Cost of Revenues-Services, page 18
6.	We note that your gross profit on services, as both a percentage and an absolute dollar amount, was lower in 2005 and 2004 and when compared to the prior year. Your discussion suggests that the decrease in gross profit was primarily due to utilization

U.S. Securities and Exchange Commission
March 31, 2006

difficulties related to the Optika acquisition. However, we note that the Optika transaction occurred on May 28, 2004. As such, the transaction would have impacted only part of 2005, and would not have impacted 2004. In view of this, explain to us how you have considered providing a more detailed discussion of the factors that have caused the decrease in your gross profit on service. Additionally, explain how you have considered providing a more detailed discussion of the steps you have taken, or intend to take, to improve your gross profit in services. See Section III.B.3 of Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Response: The Optika transaction impacted ten of the twelve months in the fiscal year ended March 31, 2005. As indicted in the first paragraph following the Cost of Revenues — Services table on page 18 of the Form 10-K, the increased personnel costs and low personnel utilization related to the Optika transaction was the primary cause of the decrease in gross profits on services between 2004 and 2005. The reasons for the decrease in gross profits on services between 2003 and 2004 were explained in the last sentence in the second paragraph following the Cost of Revenues — Services table on page 18, an increase in costs associated with the hiring and training of additional personnel and the use of outside contractors related to the significant growth in services revenue.

Although the Company did not explain the steps it intended to take to improve gross profits on services in the 10-K, it subsequently provided such disclosure in its Quarterly Reports on Form 10-Q. See, for example, the paragraph following the Cost of Revenues — Services table on page 20 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2005.
Notes to Consolidated Financial Statements
Note 2. — Business Combinations, page 64
7.	With respect to the Optika Inc. acquisition and purchase price allocation, describe for us, in reasonable detail, the process used to identify and value intangible assets acquired as part of the transaction. Explain how this process was consistent with SFAS 141, par. 35. As part of our response, explain how the Optika Inc. acquisition added to, or strengthened and expanded, your Universal Content Management software. Also explain the consideration that was given to customer related intangible assets, as described in SFAS 141, par. A14.

Response: Under SFAS 141 par. 35, the Company, when it makes an acquisition, is to identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39 of SFAS141, regardless of whether they had been recorded in the financial statements of the acquired entity. In response to this requirement, the Company engaged an independent third-party valuation firm to assist in identifying and valuing acquired intangible assets of Optika, Inc. Intangible assets were identified and analyzed by the valuation firm to determine how such assets were used by Optika, and how they were likely to be used by the Company in its future operations.

U.S. Securities and Exchange Commission
March 31, 2006

The analysis of the third-party valuation firm included evaluation of acquired assets as individual elements of an integrated operation and assessment of the value of the acquired assets to the Company’s operations. The final step in the valuation procedures was for the valuation firm to examine potential earnings of the Company after the transaction to verify that such potential earnings justified the values established for individual intangible assets. Management worked with the valuation firm and reviewed and concurred with the conclusions and assumptions used by the valuation firm throughout the analysis process.

The valuation analysis included a review of the five major categories of intangible assets identified in paragraph A14 of SFAS 141. These categories are: marketing-related intangible assets, customer-related intangible assets, artistic-related intangible assets, contract-based intangible assets, and technology-based intangible assets.

Marketing-Related Intangible Assets

The name “Optika” was identified by the valuation firm as an acquired asset, but was determined to have minimal value. The Company had no intention of conducting business under the Optika name. The valuation included an evaluation of Optika’s brand names, trademarks, and trade names and determined that the value of the same was not material. The valuation indicated that there were no material marketing-related intangible assets.

Customer-Related Intangible Assets

The valuation indicated that Optika had customer contracts. These contractual relationships arose from licensing software to customers that purchased support contracts (also called “post-contract customer support” or “PCS,” “software assurance” and “software maintenance”). The valuation indicated that the customer contracts represent customer relationships that were recognizable intangible assets. The valuation utilized the “income approach” to value the customer relationships. In applying this valuation method, the valuation capitalized the future cash flows attributable to the customer pool based upon an expected future mortality dispersion function. In determining the average remaining life of the Optika customer relationships, the valuation firm performed an analysis, which supported a customer life of approximately 10 years. The Company prepared an estimated cash flow associated with customer relationships for use in the valuation. The valuation discounted the estimated cash flows to establish their present value, which was determined to be the fair value of the existing customer relationships. The valuation indicated that the fair value of the existing Optika customer relationships was $2.7 million.

Artistic- Related Intangible Assets

Based on the valuation results, there were no identified artistic-related intangible assets associated with Optika.

U.S. Securities and Exchange Commission
March 31, 2006

Contract-Based Intangible Assets

In addition to the customer contracts disclosed above, the valuation included a review of Optika’s employment contracts and a determination of their fair value relative to market pricing. The valuation also included a review of Optika’s service and supply arrangements and determined they were not materially advantageous or disadvantageous. Based on these analyses, no contract-based intangible assets were recognized in the transaction.

Technology- Based Intangible Assets

The valuation indicated that the Acorde suite of software products represented material developed software that was a recognizable technology-based intangible asset. The valuation utilized the “relief from royalty” approach to value this asset. The economic value of such ownership can be expressed as the sum of the present value of the expected net royalty savings over the projected life of the products.

Under this valuation method, the valuation included an applied royalty rate of 20% to the projected annual revenues. The royalty rate was determined based on actual royalty rate transactions included in the valuation firm’s database of licensing royalty agreements. The Company prepared a three-year financial projection of its revenues related to Acorde software products for use in the valuation. The Company had concluded that three years represented the estimated economic life of the software product. The valuation included a calculation of the discounted present value of the royalty that would have been due on the Acorde software revenues if the Company had not acquired Optika. Finally, the present value of the total royalty savings was multiplied by an amortization factor. The resulting value of $3.4 million represented the fair value of the acquired development software.

Ultimately, the Optika acquisition strengthened and expanded the Company’s document imaging, business process management and compliance capabilities. Optika’s Acorde family of software products allows companies to manage content and streamline critical transactions related to business processes, such as accounts payable, claim processing and expense reporting. Combined with the Company’s Universal Content Management architecture, which already included Web content management, document management, collaboration, and records management components, Optika’s product line enabled the Company to provide its customers with a comprehensive suite of solutions to manage both collaborative, consumption-oriented content as well as content generated and circulated during complex business transactions.
Note 11- Segments of Business and Geographic Area Information, page 76
8.	Tell us how you considered the requirements of paragraph 37 of SFAS No. 131 with respect to your Universal Content Management and Content Component software products.

U.S. Securities and Exchange Commission
March 31, 2006

Response: As the market for enterprise content management has evolved, so has the Company’s product offerings related to it. The Company’s initial product offerings were related to document management and are the foundation of the Company’s Universal Content Management product. The product offering was expanded to include web content management with the acquisition of the Company’s content component software (“CCS”) in 2000. The Company has refined the CCS technology and extended its use within the Company’s Universal Content Management software offering. The CCS technologies are not only key to the ability to transform and extract metadata from content, but they are critical in the viewer, annotation and redaction features required for imaging applications.

The Company expanded its product offerings through other acquisitions. The combination of all of these management tools acquired in these acquisitions allows the Company to participate in the broad enterprise content management market. Few of the Company’s sales today are driven by a single management application (document management, web content management, records management, collaboration, imaging, digital asset management). Instead, the market, and the Company’s product offering has expanded to a broader category of enterprise content management. Accordingly, the Company views both its Universal Content Management and CCS products as being part of a family of similar technology related to the enterprise content management market.

Since the Company’s software products were built around a single platform related to enterprise content management, the Company determined no additional disclosure was required as it relates to paragraph 37 of SFAS 131. As part of this decision, the Company determined that providing additional revenue information by products or services would not provide the reader with a better understanding of the Company’s performance or prospects for future cash flows, or allow the reader to formulate a more informed judgment about the Company as a whole.
     As requested in the staff’s comment letter, Stellent makes the acknowledgement set forth in Exhibit A to this letter.
     If you have any questions regarding this letter, or if you require additional information, please contact me by telephone (612) 766-8929 or by fax at (612) 766-1600.

Very truly yours,
/s/ Gordon S. Weber
Gordon S. Weber

Enclosure

cc:	Robert F. Olson Gregg A. Waldon Greg Steiner David Edgar

Exhibit A
     Stellent, Inc. (the “company”) hereby acknowledges to the U.S. Securities and Exchange Commission (the “Commission”) that :
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

STELLENT, INC.
By:	/s/ Robert F. Olson
Its:	Chairman of the Board, President and Chief Executive Officer

By:	/s/ Gregg A. Waldon
Its:	Chief Financial Officer